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Christopher Dailey christopher.dailey@dechert.com +1 617 728 7121 Direct +1 617 275 8396 Fax

October 8, 2020

Via EDGAR

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Forethought Variable Insurance Trust (File No. 811-22865) (the “Registrant”)

Dear Ms. Vroman-Lee:

This letter responds to comments you provided telephonically to me and Kaitlin McGrath on October 2, 2020 with respect to the Registrant’s preliminary proxy statements filed on Schedule 14A (the “Preliminary Proxy Statements”) on September 25, 2020. On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy Statements.

1.	Comment:	Per Item 22(c)(1)(i) of Schedule 14A, please disclose the date on which the applicable advisory agreements were last submitted to a vote of security holders of the Portfolios, or otherwise highlight where such disclosure is already included.

Response:

The Registrant respectfully notes that the Preliminary Proxy Statements include such disclosure in their discussion of the current and new advisory agreements, as applicable. The Preliminary Proxy Statements include the following disclosure on page 3 and page 5, respectively:

“The Current Advisory Agreement was approved by shareholders on October 31, 2013 and was most recently renewed by the Board on September 22, 2020.”

“The Current Advisory Agreement was approved by shareholders on November 1, 2017 and was most recently renewed by the Board on September 22, 2020. The Current Sub-Advisory Agreements were approved by shareholders on November 1, 2017 and were most recently renewed by the Board on September 22, 2020.”

2.	Comment:	Please include disclosure regarding the safe harbor provisions of Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff notes that Section 15(f) provides a safe harbor for the receipt of benefits by an investment adviser or its affiliate in connection with a sale of securities of, or a sale of any other interest in, such investment adviser which results in an assignment of an investment advisory

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contract. The Staff further notes there are two conditions to satisfy the requirements of this safe harbor: (1) for three years after the assignment, at least seventy-five percent of the Fund’s Board of Trustees must not be interested persons of the investment adviser or predecessor investment adviser, and (2) there is no unfair burden imposed on the Fund as a result of the assignment. If the Registrant declines to add such disclosure, please supplementally explain how the Adviser is satisfying its fiduciary duty to the Portfolios and their shareholders.

Response:

As discussed more fully below, the Registrant believes that complying with Section 15(f) of the 1940 Act is not a requirement. The Adviser believes that it has satisfied its fiduciary duties by exercising a duty of care and a duty of loyalty with respect to the Portfolios and their shareholders, and by seeking to assure that the Transaction will not adversely impact the Portfolios.

Section 15(f) of the 1940 Act is a non-exclusive safe harbor that was enacted by Congress following the Rosenfeld v. Black decision.[1] In that case, which was brought by a private plaintiff as opposed to the SEC, the Second Circuit Court of Appeals applied the equitable principle in that a fiduciary may not sell or transfer an advisory office for personal gain. The Rosenfeld decision created uncertainty as to whether an investment adviser of a registered investment company may receive any profit upon the transfer of its advisory business without incurring liability to the investment company or its shareholders.[2]

In response to the Rosenfeld decision, Congress enacted Section 15(f) to the 1940 Act in order to "clarify the law in light of" Rosenfeld[3]. Section 15(f) relates to any amount or benefit received by an investment adviser "in connection with a sale of securities of, or a sale of any other interest in, such investment adviser" resulting in an assignment of an investment advisory contract. The Registrant respectfully notes that Section 15(f) a non-exclusive safe harbor provision that does not need to be complied with.[4] The Registrant recognizes that similar transactions, nevertheless, may involve an

[1]	445 F.2d 1337 (2d Cir. 1971), cert. dismissed, 409 U.S. 802 (1972). The Second Circuit observed that the general common law principle that a fiduciary cannot sell his office is applicable to an investment adviser of an investment company and "impliedly incorporated" into the Act.

[2]	However, several courts subsequently declined to follow the holding in Rosenfeld, including in cases where the stock or assets of an investment adviser were sold. See Nizin v. Bright, 478 F. Supp. 713 (D. Mass. 1979) (declining to follow Rosenfeld on grounds that "[c]ommon law fiduciary principles should not be [a]ssumed to be incorporated into the [1940] Act") and Kukman v. Baum, 346 F.Supp. 55 (N.D. Ill.1972) ("It is this Court's opinion that [Rosenfeld's] 'established prophylactic rule' has not been 'impliedly incorporated' into the [1940] Act.").

[3]	See S. Rep. No. 75, 94th Cong., 1st Sess. 140 (1975) at 71.

[4]	See Citigroup, Inc., 2006 SEC No-Act. LEXIS 552 (July 26, 2006) (stating "Section 15(f) of the 1940 Act establishes a non-exclusive safe harbor").

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undertaking to comply with Section 15(f), but such an undertaking solely arises through the contractual arrangements negotiated between the parties for the benefit of the acquired business. Global Atlantic and the Adviser determined not to rely on the Section 15(f) safe harbor.

Although compliance with Section 15(f) is not required, a discussion of Section 15(f)'s two key conditions as applied to the Transaction is set forth below. In particular, the Section 15(f) safe harbor permits an adviser to a fund to receive any benefit in connection with a sale of interests in the adviser that results in the assignment of a fund's investment advisory contract, provided: (i) for three years after the transaction, at least 75% of the fund's board of directors must be persons who are not "interested persons" of the predecessor or successor adviser; and (ii) for a period of two years, no "unfair burden" is imposed on the fund "as a result of" the transaction.

75% Independent Director Minimum

Although the Portfolios’ Board of Trustees (the “Board”) does not meet the 75% independent director minimum, the Board consists of 60% independent trustees—still a majority independent board.[5] A 60% independent board is well-positioned to oversee potential conflicts of interest between an investment adviser and a fund and its shareholders. We note that no other provision in the 1940 Act requires a 75% independent director minimum. The Trustees have no current plans to increase the size of the Board. The Registrant believes that the composition of the Board allowed the independent trustees to "furnish an independent check upon the management" [6] in connection with the Board’s review and approval of the New Agreements.

Prohibition on the Imposition of an Unfair Burden

The prohibition on the imposition of an unfair burden, like the 75% independent director minimum, is a safeguard designed "to protect the investment company and its shareholders" in cases in which an investment adviser to an investment company is compensated for the sale of its business and where there is a temptation by the purchaser to "finance" the cost of acquisition through the imposition of a "burden" on an advisee fund.[7] Based on discussions of the term "burden" by the SEC, its staff, and the courts,

[5]	In 2004 the SEC amended Rule 0-1 under the 1940 Act to add a number of governance requirements, including a requirement that a fund have a board with no less than 75% independent directors. This rule was vacated by a court decision and has not been re-proposed by the SEC to date. U.S. Chamber of Commerce v. SEC, No. 05-1240 (U.S. App. D.C. April 7, 2006).

[6]	Burks v. Lasker, 441 U.S. 471, 484-85 (1979).

[7]	See S. Rep. No. 75, 94th Cong., 1st Sess. 140 (1975) at 71.

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to show that there was a burden of any kind imposed on a fund, a plaintiff likely would need to demonstrate that there was an actual financial impact incurred by the fund, such as actual increases in fees, the imposition of new fees, or a cessation or relaxation of fee waivers or expense limitation, in connection with the Transaction.

There is no burden on the Portfolios, let alone an unfair burden, that is "as a result of" the Transaction. As disclosed in the Preliminary Proxy Statements, the new agreements are the same in all material respects, the advisory and sub-advisory fees, as applicable, will be identical to the current fee rates following the Transaction, and the Portfolios will bear no new or increased expenses as a result of the Transaction.

The Adviser Believes it has Satisfied its Fiduciary Duties

The Adviser believes that it has satisfied its fiduciary duties by exercising a duty of care and a duty of loyalty with respect to the Portfolios and their shareholders, and by seeking to assure that the Transaction will not adversely impact the Portfolios. As described in the Preliminary Proxy Statements, the Transaction will not adversely affect the Portfolios in that the Transaction will not impact the services provided, fees, expenses or management of the Portfolios. The new investment management agreements are the same as the current agreements in all material respects, and the Transaction is not expected to result in any changes to the Portfolios’ strategies or the personnel primarily responsible for managing the Portfolios.

The Adviser, in making its recommendation that the Board approve the new investment management agreements, provided all material information regarding the Transaction so that the Board could make a fully informed decision. The Board was made aware of the material financial terms of the proposed Transaction, and the Board understood that the Adviser would not be relying on the Section 15(f) safe harbor. The Board reviewed information related to the Transaction and the new investment management agreements over the course of two meetings, and the Independent Trustees were advised by independent counsel throughout both meetings. Following its discussions with the Adviser and deliberations throughout the meetings, the Board, including the Independent Trustees, unanimously concluded that the new investment advisory agreements are in the best interest of the Portfolios and their shareholders.

3.	Comment:	In the applicable proxy statement’s discussion of potential reliance on the Manager of Managers Order, instead of describing and defining “wholly-owned sub-advisers”, please consider revising in plain English and refer to “affiliated sub-advisers”.

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Response:	The Registrant confirms it will incorporate this comment in its definitive proxy statements.

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Please call me at (617) 728-7121 if you have any questions.

Sincerely,

/s/ Christopher Dailey
Christopher Dailey

cc:	Sarah M. Patterson
Elizabeth Constant
John V. O’Hanlon
Kaitlin McGrath